FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2006


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Thistle House
                                4 Burnaby Street
                                 Hamilton, HM 11
                                     Bermuda
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited on September 6, 2006, announcing an agreement to increase its credit facility to $500 million.

                                                                       Exhibit 1

Nordic American Tanker Shipping Ltd. - (NYSE: NAT) Announces Agreement to Increase Credit Facility to $500 million

Hamilton, Bermuda, September 6th, 2006

Nordic American Tanker Shipping, Ltd. (the "Company" or "NAT") today announced that its lenders have agreed to increase the Company's Revolving Credit Facility to $500 million from the present $300 million, on the same terms as the present Credit Facility. The lenders are among the top shipping banks in the world.

Herbjorn Hansson, the Company's Chairman and Chief Executive Officer stated, "The increased Credit Facility with no change in terms demonstrates our lenders' confidence in NAT and its operating model. We have recently announced our agreements to acquire three additional modern double hull Suezmax tankers, bringing our fleet to twelve vessels by the end of November. This increase of our Credit Facility to $500 million will enhance our financial flexibility and assist us in executing our plan of growing the Company's fleet further through acquisitions which bolster the earnings and dividend capacity per share. While the spot market is always volatile and can change without notice, the market is currently strong with good capacity utilization".

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Ltd.
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Web-site:  www.nat.bm

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Ltd.
Tel: +1 800 601 9079 or + 47 908 26 906

Herbjorn Hansson, Chairman & CEO
Nordic American Tanker Shipping Ltd.
Tel:  +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  September 11, 2006              By:  /s/ Herbjorn Hansson
                                             --------------------
                                              Herbjorn Hansson
                                              Chairman, Chief Executive Officer
                                              and President